Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

The following materials are excerpts from a transcript of the Q4 2010 Duke Energy Corporation Earnings Conference Call, held on February 17, 2011, at 10:00 a.m.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the "Risk Factors" section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.  These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

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Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy's executive officers and directors and Progress Energy's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

Jim Rogers  - Duke Energy Corporation - Chairman, President & CEO

 Thank you, Lynn. Before I give you all a brief overview of our focus for the upcoming year, let me update you on our pending merger with Progress Energy which we announced on January 10. We are targeting a closing date by year-end.

This combination creates a utility unprecedented in size and scale, but size is not the only consideration. This transaction gives us the ability to more effectively manage the challenges we face today and the transformation now occurring in our industry. This will result in benefits for all our stakeholders, our customers, investors, employees, and the communities we serve.

Specifically, customers in the Carolinas will benefit from fuel and joint dispatch savings day one. All of our customers will benefit over time from cost efficiencies as a consequence of the combination. Our investors will benefit from earnings accretion in year one and the strength of the combined balance sheet and dividend policy.

Slide 15 contains a merger scorecard we will use throughout the year to provide you with updates on the status of our various filings and approvals. We expect to file our initial S4 with the SEC in March after the Form 10-K is filed. Meetings to conduct shareholder approvals of the merger will be scheduled later in the year after we receive clearance from the SEC on the S4.

We are also finalizing various state and federal regulatory filings related to the merger and expect to file most of these beginning in mid-March. In addition to state regulatory filings in the Carolinas, we anticipate filing with the Kentucky Commission for Merger Approval.

Our merger teams have begun initial integration planning. To achieve earnings accretion in 2012 we must aggressively and relentlessly identify and pursue cost savings opportunities this year. Clearly, completion of the merger and integration planning with Progress Energy will be top priorities for us in 2011. During this process we will fully recognize the need to stay focused on running the business and delivering for investors, customers, and communities. To do so we'll maintain exceptional operational performance and efficient cost management.

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2010 was a very successful year. As we look forward to our merger opportunity, our modernization projects, and our commitment to both customer service and shareholder value, Duke Energy is poised to deliver superior, long-term performance in 2011 and the years beyond. With that let's open up the phone lines for your questions.

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 Jonathan Arnold  - Deutsche Bank - Analyst

 That is helpful, thank you then. Just finally, I didn't hear you specifically reiterate but I am wondering if you are reiterating the 4% to 6% growth target post merger off the 2011 base.

 Lynn Good  - Duke Energy Corporation - Group Executive & CFO

 Yes, that is our long-term growth aspiration, Jonathan, and we would be using 2011 as the base for the new company.

 Jonathan Arnold  - Deutsche Bank - Analyst

 Long-term meaning?

 Lynn Good  - Duke Energy Corporation - Group Executive & CFO

 What do you think long-term should mean?

 Jonathan Arnold  - Deutsche Bank - Analyst

 I am not saying it.

 Lynn Good  - Duke Energy Corporation - Group Executive & CFO

 That is a really good point. Jonathan, I make the point of long term because it will vary from year to year as we have rate increases coming into effect, etc. And I know there is a lot of interest in us giving more specifics around 2012.

We are not prepared to give more specifics around 2012 because all the activities that we have to accomplish here in 2011 including rate cases, MRO, closing of the merger, etc. But 4% to 6% is a very good planning assumption for us as we look forward.

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 Greg Gordon  - Morgan Stanley - Analyst

 Great. And on the second question relates to the growth rate aspiration. I presume that the growth rate aspiration is predicated on the assumption that the merger does in fact close and sort of you are looking at the opportunities for the Company pro forma post 2011 as opposed to stand-alone post 2011. Would you support that growth rate?

 Lynn Good  - Duke Energy Corporation - Group Executive & CFO

 Greg, it's a good question. What I would say is that the merger really positions us more solidly within the growth range of 4% to 6%.

As you know, we have got some weakness in Ohio. We have repricing that is going to happen as a result of the MRO in 2012, so on a stand-alone basis we would have been trending in the lower end of that range. So the merger gives us an opportunity to have greater confidence and position us more solidly within the range.